

November 19, 2013

<u>Via E-Mail</u>
Steven R. Downing
Principal Financial Officer
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464

> **Re: Gentex Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 12, 2013**
> **File No. 000-10235**

Dear Mr. Downing:

We have reviewed your response letter dated November 14, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarter Ended September 30, 2013</u>

<u>Note 4. Goodwill and Other Intangible Assets</u>

1. We note from your disclosure in Note 4 that the portion of the purchase price allocated to the Exclusive Licensing Agreement was assigned an indefinite useful life. Please explain to us why you believe an indefinite life is appropriate for this asset. As part of your response, please provide us with the pertinent terms and conditions of the licensing agreement, including the length of time covered by the agreement.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief